CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 March 9, 2020


VIA EDGAR CORRESPONDENCE
------------------------

Jennifer Hardy
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:       First Trust Exchange-Traded Trust III (the "Trust")
                          File Nos. 333-176976; 811-22245
             --------------------------------------------------------

Dear Ms. Hardy:

      This letter responds to your comments, provided by telephone on February 14, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the "Trust") with the staff of the Securities and Exchange Commission (the "Staff") on December 30, 2019 (the "Registration Statement"). The Registration Statement relates to the First Trust Horizon Managed Volatility Small/Mid ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - GENERAL

      Please note that where a comment is made in one section of the prospectus, such comment is applicable to all similar disclosures appearing elsewhere in the prospectus.

RESPONSE TO COMMENT 1

      The Fund confirms that revisions made in accordance with the Staff's comments have been applied to similar disclosure throughout the prospectus.

COMMENT 2 - GENERAL

      Please provide all missing and bracketed information along with your response and change pages to the Staff's comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Trust's responses.

RESPONSE TO COMMENT 2

      Pursuant to the Staff's request, all missing and bracketed information has been provided and any changes in accordance with the Staff's comments have been made to the prospectus, which has been filed at least five days prior to effectiveness of the Registration Statement.

COMMENT 3 - GENERAL

      Please include the ticker symbol in the filing and on EDGAR pursuant to Rule 313(b)(1) of Regulation S-T.

RESPONSE TO COMMENT 3

      Pursuant to the Staff's request, the Fund confirms that the ticker symbol will be updated on EDGAR upon effectiveness of the Registration Statement.

COMMENT 4 - GENERAL

      Please advise whether the Fund is relying on an ETF order or new Rule
6c-11.

RESPONSE TO COMMENT 4

      The Fund is relying on its exemptive relief (Release No. 28468 (October 27, 2008) (File No 812-13477)) that allows it to utilize an active management investment strategy.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      The Staff notes that the Fund discloses it will invest 80% of its net assets in small- and/or mid-capitalization companies and asks to please disclose the Fund's definition, including ranges, for small- and mid-capitalization companies (See Investment Company Act Release No. 24828, note 43 (Jan. 17,
2001)).

RESPONSE TO COMMENT 5

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please include an explanation of the concept of volatility. For example, volatility is a statistical measure of the magnitude of changes in the Fund's return without regard to the direction of those changes, and higher volatility generally indicates higher risk and is often reflected by frequent and sometimes significant movements up and down in value.

RESPONSE TO COMMENT 6

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      In light of the "Depositary Receipt Risk," please add disclosure in the section entitled "Principal Investment Strategies" about the nature of the Fund's investments in foreign securities, directly or through ADRs or other types of depositary receipts. Additionally, if the Fund invests directly in foreign securities or through global depositary receipts, please add foreign securities and currency risk.

RESPONSE TO COMMENT 7

      The Fund does not anticipate that investing in foreign securities or depositary receipts will be a part of the principal investment strategy. Accordingly, the "Depositary Receipt Risk" has been removed from the prospectus.

COMMENT 8 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      In the section entitled "Additional Information on the Fund's Investment Objective and Strategies," briefly describe what the volatility forecasting models are based on and briefly discuss what multiple parameters the Sub-Advisor may exercise its discretion on so that investors can assess why the Sub-Advisor will choose stocks or ADRs to invest in.

RESPONSE TO COMMENT 8

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide more detail about the managed volatility methodology including the volatility forecasting model in the section entitled "Principal Investment Strategies" and provide more detail in the section entitled "Additional Information on the Fund's Investment Objective and Strategies." For example, please briefly discuss the factors that the Sub-Advisor will use to determine the set of stocks that may exhibit low future expected volatility and how market conditions may cause the Sub-Advisor to adjust the weighting scheme.

RESPONSE TO COMMENT 9

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

         Please explain "volatility forecast."

RESPONSE TO COMMENT 10

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      Please explain the phrase "has the ability to adjust how aggressive the weighting scheme is depending on market conditions" in plain English.

RESPONSE TO COMMENT 11

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES

      Please disclose how often the Sub-Advisor will rebalance and reallocate the portfolio.

RESPONSE TO COMMENT 12

      The Sub-Advisor has discretion on when to rebalance and reallocate the portfolio and does not do so based on a specific time period or schedule.

COMMENT 13 - PRINCIPAL RISKS

      Please delete the following sentence: "The order of the below risk factors does not indicate the significance of any particular risk factor." Additionally, the Staff notes that the Principal Risks are listed in alphabetical order and asks the Fund to please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect the Fund's net asset value, yield and total return in accordance with the Staff's guidance in ADI 2019-08 - Improving Principal Risks Disclosure.

RESPONSE TO COMMENT 13

      The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

COMMENT 14 - PRINCIPAL RISKS

      Please revise the "Low Volatility Risk" in plain English to address the following principal risks associated with a managed volatility strategy: (i) that it may not protect against market decline, (ii) that it may limit the Fund's participation in market gains, particularly during periods when market values are increasing, but market volatility is high, (iii) that it may increase portfolio transaction costs, which could result in losses or reduce gains, and
(iv) that it may not be successful as it is subject to the Advisor's ability to correctly analyze and implement in a timely manner volatility management techniques.

RESPONSE TO COMMENT 14

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 15 - PRINCIPAL RISKS

      The Staff notes the "Smaller Companies Risk" and asked to please add a mid-capitalization company risk in the section entitled "Principal Risks" and in the section entitled "Additional Risks of Investing in the Fund."

RESPONSE TO COMMENT 15

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 16 - PRINCIPAL RISKS

      Please provide disclosure about liquidity risk and indicate that in stressed market conditions the market for the Fund's shares may become less liquid in response to deteriorating liquidity in the market for the Fund's underlying portfolio holdings, which could in turn lead to differences between the market price of the Fund's shares and their NAV.

RESPONSE TO COMMENT 16

      The Fund believes this disclosure is already provided in "Premium/Discount Risk."

COMMENT 17 - PERFORMANCE

      Please advise supplementally what broad-based securities index the Fund intends to use.

RESPONSE TO COMMENT 17

      The Fund intends to use the S&P 1000(R) Index for performance comparison purposes.

COMMENT 18 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      The Staff notes that the disclosure under the section entitled "Additional Information on the Fund's Investment Objective and Strategies" only describes some of the principal investments of this Fund and it provides no disclosure about the strategy used to select investments or the managed volatility strategy. The Staff notes that Form N-1A provides that the principal investment strategies required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. Accordingly, the Staff asks that the Fund please describe in detail the principal investment strategies and investments in the section entitled "Additional Information on the Fund's Investment Objective and Strategies." The Staff states that if the Fund's position is that it discloses everything about its principal investment strategies in the summary, then the Fund has not provided a summary or followed the layered disclosure regime adopted by the Commission in the June 2014 guidance regarding mutual fund enhanced disclosure.

RESPONSE TO COMMENT 18

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 19 - FUND INVESTMENTS

      Please specify whether stocks of foreign issuers are included and the type of depositary receipts (e.g. ADRs, global depositary receipts and European depositary receipts) along with appropriate risk disclosure for each type of investment. Additionally, please disclose that the Fund invests in small- and mid-capitalization companies, with the appropriate definitions, and add foreign securities and currency risk if applicable.

RESPONSE TO COMMENT 19

      The Fund does not anticipate that investing in foreign securities or depositary receipts will be a part of the principal investment strategy. Accordingly, the references to depositary receipts have been removed from the prospectus. Additionally, the section entitled "Fund Investments" has been updated to include the definition of small- and mid-capitalization companies.

COMMENT 20 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Please remove the words "additional" and "supplemental" to comply with the
Item 9(c) requirement to provide detailed disclosure of all principal risks.

RESPONSE TO COMMENT 20

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

COMMENT 21 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      In the "Authorized Participant Concentration Risk" please modify "correction units" to "creation units."

RESPONSE TO COMMENT 21

      Pursuant to the Staff's request, the prospectus has been revised accordingly.

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                            Sincerely yours,

                                            CHAPMAN AND CUTLER LLP


                                            By: /s/ Morrison C. Warren
                                                -------------------------------
                                                    Morrison C. Warren